SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 25 June 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

June 25, 2009

BP TO SELL WEST JAVA INTERESTS TO PERTAMINA

BP today announced that it has agreed the sale of its wholly-owned subsidiary, BP West Java Limited (BPWJ), to Indonesian state-owned oil and gas company PT  Pertamina (Persero). BPWJ holds a 46 per cent interest  in  and is the operator of the Offshore North West Java production sharing contract (ONWJ PSC) in Indonesia.

Pertamina will purchase 100 per cent of BPWJ from BP for a consideration of US$ 280 million , subject to final adjustments prior to closing. The two companies anticipate completing the transaction by 30 June, 2009 and Pertamina will take over operatorship of the ONWJ assets. In addition, BP and Pertamina have agreed to co-operate on developing coalbed methane in Indonesia.

Andy Inglis, BP's chief executive of exploration and production said: "Indonesia is an important country for BP, where we are focusing our upstream oil and gas interests on the continuing development of our VICO joint venture in Kalimantan and our Tangguh LNG project in Papua. We are confident that ONWJ will prove a natural fit with Pertamina's existing businesses and they are the right company to take on this excellent asset with first class people. We also look forward to working jointly with Pertamina to evaluate coalbed methane resources on their significant acreage position."

BP and Pertamina have also agreed to deliver the commitments made to the approximately 400 BPWJ employees regarding their employment benefits.

The ONWJ concession covers an area of 8,300 square kilometres immediately offshore West Java stretching from north of Cirebon to the Kepulauan Seribu. Facilities include 314 producing wells and 218 offshore structures, of which eleven are permanently manned flow-stations for processing and compression, and 375 pipelines covering 1,250 kilometres in distance, as well as three onshore gas receiving facilities. ONWJ's current average gross production is approximately 220 million cubic feet of gas and 22,000 barrels of oil per day.

The ONWJ PSC supplies gas for power generation, and industrial, commercial and residential consumption in the greater Jakarta area. BP will work with Pertamina to ensure that customers' supplies are not affected by the transfer of ownership.

The sale will not affect BP's other interests in Indonesia , which remains a core area for BP with the Tangguh, VICO, Castrol and petrochemical businesses. BP is continuously looking for ways of growing these assets and accessing new opportunities through development, exploration and renewal.

Notes to editors:

•

Through various heritage companies, BP has over 35 years experience and is one of the largest foreign investors in Indonesia. Every BP mainstream business is represented here, from upstream (Tangguh and VICO) to downstream (Castrol) and petrochemicals (PT AMI).

•

PT Pertamina (Persero) is Indonesia's state-owned integrated oil and gas with more than 50 years experience in the challenging geological environment of  Indonesia and in pioneering the development of LNG. Its businesses include the exploration and production of oil and gas; the refining, marketing of oil products and petrochemicals; and the development of biofuels, geothermal power and other sustainable alternative energy sources. Pertamina has operations and facilities throughout Indonesia, and serves the energy needs of over 220 million Indonesians.

•

The other holders of interests in ONWJ PSC are: CNOOC ONWJ Ltd. (36.7205 per cent), Inpex Jawa Ltd (7.2500 per cent), Orchard Energy Java B.V. (Salamander) (5.0000 per cent), Itochu Oil Exploration Co, Ltd. (2.5795 per cent) and Talisman Resources (N.W. Java) Ltd (2.4500 per cent).

Further enquiries:

UK: David Nicholas Press Officer Tel: +44 (20) 7496 4708 Mobile: +44 (0)7831 095541 Email: nicholdh@bp.com	Indonesia: Tantri Yuliandini Sr. Communication Officer Tel: +62 (21) 7854 9864 Mobile: +62 811 8112440 Email: tantri.yuliandini@bp.com

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  25 June 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary